Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC  20036
(202) 822-9611

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

April 22, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Variable Insurance Trust
File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and all of its series (each, a “Fund,” and collectively, the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on March 22, 2010, with regard to Post-Effective Amendment No. 133 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 29, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Comments to Post-Effective Amendment 134 will be addressed in a separate response letter and Post-Effective Amendment No. 135 was effectively withdrawn on April 1, 2010; therefore, comments provided for these amendments are not addressed herein.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into post-effective amendment filings to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

GLOBAL COMMENTS TO ALL PROSPECTUSES:

The following relate to the comments you provided with respect to the prospectuses of the Funds that you indicated should be applied globally to all Fund prospectuses, as applicable.

Cover Page:

1.	Comment: Please remove “as with all mutual funds,” from the front cover page of each Fund prospectus so as not to minimize the importance of the required disclosure.

Response: Revised as requested.

Table of Contents:

2.	Comment: To satisfy Rule 481(c) under the Securities Act of 1933, the table of contents should have page numbers for each Fund and subsection.

Response: Revised as requested.

Fees and Expenses:

3.
Comment: In the narrative to the Fees and Expenses Table, please truncate the second and third sentence regarding expenses imposed by variable insurance products so that they are not given more prominence than the first sentence regarding the expenses of the Fund.

Response: Revised as requested. The second and third sentences now read, “Sales charges and other expenses that may be imposed by variable insurance contracts are not included.  See the variable insurance contract prospectus.”

4.
Comment: For those subcaptions in the Fees and Expenses Table that are not applicable to all classes of a Fund, please state “None.”  For example, shareholder fees for the Funds should be “None.”  For those subcaptions that are

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applicable to a Fund on a class- by-class basis, please state “N/A.” For example, redemption fees should be “N/A” for the particular class that is not subject to redemption fees.

Response: Revised as requested.

5.
Comment: Within the Fees and Expenses Table, please revise the subcaption “Short-Term Trading Fees” to “Redemption Fees.”  Also, the SEC staff would not object if the Registrant includes “within 60 days of purchase” after “redeemed” in the Redemption Fees subcaption.

Response: Revised as requested.  Registrant has also replaced the term “short-term trading fees” to “redemption fees” throughout the Funds’ prospectuses.  Registrant has also added “within 60 days of purchase” after “redeemed” within the Fees and Expenses Table.

6.	Comment: Please confirm that the Acquired Fund Fees and Expenses subcaption should not be included for each Fund.
Response: Registrant has only included the Acquired Fund Fees and Expenses subcaption for each Fund, where applicable, as required by Instruction 3(f)(i) to Item 2.

7.
Comment: With regard to fee waivers, (i) the placement of the “Amount of Fee Waiver/Expense Reimbursement” subcaption within the Fees and Expenses Table should be moved to after “Total Annual Fund Operating Expenses.”  (ii) The Fees and Expenses Table should include the subcaption for net expenses after subtracting the fee waiver.  (iii) Subcaptions for fee waivers should only be included where there are actual fee waivers; if a Fund is operating below the contractual expense limitation amount, Registrant should not include the subcaption or the accompanying footnote.  (iv) Registrant is not permitted to use the term “waiver” in the footnotes to the Fees and Expenses Table if the investment adviser can recoup any waived fees.  Registrant may only use the term “reduction” in such circumstances.

Response: With regard to (i) and (ii), Registrant has revised the Fees and Expenses Table as requested.  With regard to (iii), Registrant has only included the waiver subcaption where the Fund is operating above the contract limit.  With regard to (iv), Registrant believes that using the term “waiver” continues to be appropriate terminology.  Adviser recoupment is only permitted with the approval by the Board of Trustees, and, as such, functions more as a “waiver” than as a “reduction.”  Moreover, Registrant believes that use of the term “reduction” may lead shareholders to believe that the cost of expenses had been permanently reduced when in fact the expense limitation agreement to limit expenses can be

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terminated at the end of the stated time period or at any time with the consent of the Board of Trustees.

Example:

8.
Comment: In the Example narrative, please remove the second paragraph referring to short-term trading fees, as applicable.  The Example narrative should match up exactly to Form N-1A.  However, the sentence with regard to the Example not including charges imposed by variable insurance contracts may remain.

Response: Revised as requested.

Principal Investment Strategies:

9.
Comment: The Principal Investment Strategies should match up to the Principal Risks.  There should be some direct or, to a lesser extent, indirect reference in the strategies section to each principal risk identified.

Response: Revised as requested. Registrant has reviewed and revised the Funds’ prospectuses to ensure there is corresponding strategies and risk disclosure.

10.
Comment: With regard to derivatives, (i) whenever a Fund states that it may invest in derivatives, please state whether the derivatives account for the 80% investment requirement, if applicable.  (ii) Also, please include in the Principal Investment Strategies any limits as to the amount of derivatives that a Fund may invest in.  If the Fund does not have a limit, state that the Fund may invest in derivatives “without limit.”  (iii) Please avoid “squishy” language.  For example, with derivatives, Registrant states “such as.”  Instead, please state “we can use any derivative, including . . .”

Response: With regard to (i), Registrant has stated, where applicable, that derivatives account for the 80% investment requirement.  For example, the NVIT Bond Index Fund states that “the Fund invests at least 80% of its net assets in a statistically selected sampling of bonds and other fixed-income securities that are included in or correlated with the Aggregate Bond Index, including derivatives linked to that index.”  With regard to (ii), Registrant believes that stating the percent limitations of the various instruments in the Principal Investment Strategies unnecessarily restricts the Fund and its portfolio managers and is not required by Form N-1A.  Registrant also believes that stating a definitive percent limitation does not assist shareholders given that the portfolio managers may have a wide percent range in which to invest.  Providing a specific percentage amount may create expectations that the Fund will be invested near the percent limitation, which may not be accurate.  Further, to say “without limit” may mislead the shareholders into believing that the Fund will, as a principal investment strategy,

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invest all of its assets in derivatives.  Thus, Registrant believes it is not appropriate to add the suggested disclosure.  With regard to (iii), Registrant does not invest in all derivative instruments; therefore, Registrant believes it is not appropriate to add the suggested disclosure.  The term “such as” is used to describe the types of derivative instruments that a Fund will most likely use.

11.
Comment: To the extent applicable, the derivatives risk disclosure should include a discussion that the required segregation of assets may restrict the availability of fund assets for other potentially higher return investments.

Response: Registrant has added the requested disclosure as part of the disclosure required by Item 9 under the heading, “Risks of Investing in the Funds,” for each applicable Fund.

Performance:

12.
Comment: In the preamble to the Performance Table, please follow the precise language in Form N-1A.  The disclosure about the charges imposed by variable insurance contracts may be included at the end of the preamble.

Response: Revised as requested.

13.
Comment: In the Performance Table, with regard to index descriptions, please use “(reflects no deduction for [fees, expenses, or taxes])” instead of “Unlike mutual funds, the Index does not incur expenses.”

Response: Revised as requested. The parenthetical now states “reflects no deduction for fees or expenses.”

14.
Comment: As the Annual Total Return Bar Charts were not included in the Rule 485(a) filing, the SEC Staff is not able to comment on the Charts.  The SEC staff recommends that Registrant review the Charts carefully when completed to ensure compliance with the requirements of Form N-1A.

Response: Registrant notes the SEC staff’s recommendation.

Tax Information:

15.	Comment: Please add a sentence to inform shareholders to consult their variable insurance contract for further information.

Response: Revised as requested. The disclosure now states as follows:

The dividends and distributions paid by the Fund to the insurance company separate accounts will consist of ordinary income,

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capital gains, or some combination of both.  Because shares of the Fund must be purchased through separate accounts used to fund variable life and variable annuity insurance contracts, such dividends and distributions will be exempt from current taxation by contract holders if left to accumulate within a separate account.  Consult the variable insurance contract prospectus for additional tax information.

Payments to Broker-Dealers and Other Financial Intermediaries:

16.
Comment: Please add the broker-dealer conflict disclosure as found within Item 8.  The SEC staff would not object to keeping the insurance company disclosure in addition to the broker-dealer conflict disclosure.

Response: Revised as requested. The disclosure now states as follows:

This Fund is only offered as an underlying investment option for variable insurance contracts.  The Fund and its related companies may make payments to the sponsoring insurance companies (or its affiliates) for distribution and/or other services, and to broker-dealers and other financial intermediaries that distribute the variable insurance contracts.  These payments may create a conflict of interest by influencing the insurance companies to include the Fund as an underlying investment option in the variable insurance contracts, and by influencing the broker-dealers and other financial intermediaries to distribute variable insurance contracts that include the Fund as an underlying investment option over other variable insurance contracts or to otherwise recommend the selection of the Fund as an underlying investment option by contract owners instead of other funds that may also be available investment options.  The prospectus (or other offering document) for your variable insurance contract may contain additional information about these payments.

Statutory Prospectus Investment Objectives, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings:
17.
Comment: For the benefit of shareholders, please bold or italicize the following sentence: “The Fund cannot guarantee that it will achieve its investment objective.  If the value of the Fund’s investments goes down, you may lose money.”

Response: Revised as requested. Registrant has bolded and italicized the sentence.

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18.
Comment: Please ensure that the disclosures required by Item 4 and Item 9 correspond.  For instance, in the key terms for certain Funds, the term “equity securities” is defined to include a multitude of items, but the Item 4 disclosure limits equity securities to “common stock.”

Response: Revised as requested.  Registrant has reviewed and revised the Funds’ prospectuses where appropriate to ensure that the disclosures regarding principal investment strategies in response to Item 4 and Item 9 correspond.

19.	Comment: Please explain in greater detail how the Funds’ subadvisers determine to buy or sell securities.

Response: Revised as requested.

20.	Comment: The Temporary Investments subsection should be moved from the end of the Risks of Investing in the Funds section to after each Fund’s disclosure of principal risks in response to Item 9(c).

Response: Revised as requested.

21.
Comment: The disclosure in the Selective Disclosure of Portfolio Holdings section states that the Funds release “substantially all” of its securities holdings at the end of the month.  Please explain why a Fund only releases “substantially all” of its holdings or remove such reference, if it is incorrect.

Response: The term “substantially all” corresponds directly to that of the Registrant’s policy with respect to the disclosure of portfolio holdings.  As Item 16(f) requires a description of the disclosure of portfolio holdings policy, Registrant declines to revise the disclosure as the disclosure continues to remain accurate.  Registrant believes there may be certain and/or individual situations where the release of all the portfolio holdings would not be in the best interest of the Fund or its shareholders.

Fund Management:

22.
Comment: The required disclosure with regard to the discussion for the basis of the Board of Trustees’ approval of the investment advisory and subadvisory agreements should be moved to directly underneath the discussion of the Investment Adviser in the Fund Management section.  The disclosure is difficult to locate in its current location.

Response: Revised as requested.

23.	Comment: Please disclose the specific experience of the portfolio managers within the past five years. For example, the portfolio management of Neuberger Berman

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is not specific. Also, GSAM does not distinguish between the roles where there are many portfolio managers.

Response: Registrant has requested information related to whether a portfolio manager has previously managed other investment companies from the relevant subadvisers.  To the extent that the Registrant receives this information from the subadvisers, Registrant will include it in the subsequent 485(b) filing.

Investing with Nationwide:

24.	Comment: In the Restrictions on Transactions section, in the second bullet point, please replace “transactions” with “purchases or exchanges.”

Response: Revised as requested.

25.	Comment: In the Restrictions on Sales section, please indicate when the period starts for delaying the forwarding of the proceeds of the redemption.

Response: Revised as requested. Registrant has added “after receipt of such redemption request.”

26.	Comment: In Distribution and Services Plans section, please include the Rule 12b-1 and service fees discussions required by Item 12(b).

Response: Registrant has reviewed the requirements of Item 12(b) and believes that the current disclosure satisfies the rule requirements.

27.	Comment: Please move the entire Multi-Manager Structure section to the end of the Fund Management section to increase readability for the shareholders.

Response: Revised as requested.

Back Cover Page:

28.	Comment: In the Information from Nationwide Funds subsection, please conform such disclosure to Form N-1A requirements.

Response: Revised as requested.

29.
Comment: In the Information from the Securities and Exchange Commission (“SEC”) subsection, it is unclear that the SEC charges fees for everything except for documents obtained via the SEC’s EDGAR database.  Please include such reference to all the bullet points except with regard to www.sec.gov.

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Response: Revised as requested. Registrant has added “(the SEC charges a fee to copy any document except when accessing Fund documents directly on the SEC’s EDGAR database).”

MULTI-MANAGER FUNDS PROSPECTUS:

All Funds:

30.
Comment: In the Principal Investment Strategies section, it states that “NFA has chosen the Fund’s current subadvisers because they approach investing in [the types of securities] in a different manner from each other.”  Please include how the subadvisers approach investing differently.  For example, consider adding disclosure such as “one Adviser will emphasize research-based statistics” and the other “independent research into products of the company.”

Response: Revised as requested.  Registrant has clarified the different investing emphasis of the subadvisers.  For example, in the NVIT Multi-Manager International Growth Fund, Registrant has added the following:

NFA has chosen the Fund’s current subadvisers because they approach investing in international growth securities in a different manner from each other.  For example, as of the date of this Prospectus, one subadviser focuses its investments in marketable equity securities in foreign companies that are listed on a recognized securities exchange or over-the-counter market, while the other subadviser focuses on small- to mid-cap companies in foreign developed and emerging market countries.

31.	Comment: In the Purchase Price section, please remove the calculation of the NAV for the NVIT Money Market Fund as this Fund is not included as part of this prospectus.

Response: Revised as requested. Registrant has also removed the reference from the other prospectuses where the NVIT Money Market Fund is not included.

NVIT Multi-Manager International Growth Fund:

32.
Comment: In the Principal Investment Strategies section, please define what “significant portion” means in the following sentence, “[T]he Fund invests at least 80% of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries located around the world other than the United States.”

Response: Revised as requested.  Registrant has replaced “significant portion” with “at least 50%” throughout all of the prospectuses.  As such, the above

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referenced sentence has now been revised as follows, “[T]he Fund invests at least 80% of its net assets in equity securities issued by companies that are located in, or that derive at least 50% of their earnings or revenues from countries located around the world other than the United States.”

33.
Comment: In the Principal Investment Strategies section, please state the percent limitation that the Fund may invest in emerging market countries.  If there is no percent limitation, then please state “without limit.”

Response: Registrant believes that stating the percent limitations of the various instruments in the Principal Investment Strategies unnecessarily restricts the Fund and its portfolio managers and is not required by Form N-1A.  Registrant also believes that stating a definitive percent limitation does not assist shareholders given that the portfolio managers may have a wide percent range in which to invest.  Providing a specific percentage amount may create expectations that the Fund will be invested near the percent limitation, which may not be accurate.  Further, to say “without limit” may mislead the shareholders into believing that the Fund will, as a principal investment strategy, invest all of its assets in emerging market countries.  Thus, Registrant believes it is not appropriate to add the suggested disclosure.

34.
Comment: In the Principal Risks section, please disclose that emerging markets risk is not simply a magnification of those risks found in foreign companies.  For example, there are separate risks found within emerging markets, which include embargos, currency issues, and wars.

Response: Registrant has reviewed the emerging markets risk disclosure and considered the SEC staff’s comments.  Registrant believes that the current disclosure is sufficient at this time as many countries in emerging markets are not subject to these risks any more so than developed countries.

35.
Comment: In the Item 9 discussion, please revise the disclosure to explain the criteria NFA considers for adding or subtracting a subadviser.  Please describe if NFA focuses on different styles and different capitalization ranges.

Response: Registrant believes that there are numerous and varying factors that are involved in NFA’s decision to add or subtract a subadviser.  Registrant believes that providing all the different factors, as well as the reasoning behind such determinations with respect to the adding and subtracting of subadvisers, would overly dilute the prospectus and unnecessarily restrict NFA and the Fund.  As such, Registrant declines to add such additional disclosure into the prospectus.

36.	Comment: In the Item 9 discussion, please explain further why American Century believes that stocks of companies the portfolio manager chooses will increase or

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decrease in value over time. For Invesco, please explain what is meant by the term “more attractive.”

Response: Registrant believes that there are numerous and varying factors that are involved in a subadviser’s decision of whether or not a security of an issuer will increase or decrease in value over time or is more attractive.  Indeed, the factors that a subadviser might consider in making such determinations will likely change in response to the constantly changing markets and economic conditions.  Registrant believes that providing all the different factors, as well as the reasoning behind such subadviser determinations at a particular point in time, would overly dilute the prospectus and unnecessarily restrict the subadviser and the Fund and may not be reflective of all of the factors the subadviser currently considers.  As such, Registrant believes that the current disclosure is sufficient and declines to add such additional disclosure into the prospectus.

NVIT Multi-Manager International Value Fund:

37.
Comment: In the Principal Investment Strategies section, please describe how the subadviser decides to buy or sell portfolio securities, and how it decides what should be considered a value stock.  Otherwise, the disclosure between this Fund and the NVIT Multi-Manager International Growth Fund reads similarly.

Response: Registrant has added disclosure as to when a Fund would sell a security.  Registrant believes though that the current disclosure for each Fund in response to Item 4 provides an appropriate summary of the Principal Investment Strategies and Principal Risks.  As noted in the Item 4 disclosure, the NVIT Multi-Manager International Growth Fund focuses on a growth style of international investing and the NVIT Multi-Manager International Value Fund focuses on a value style of international investing.  Each Fund discusses what it considers is a growth stock and value stock, respectively.  As such, Registrant believes that the current disclosure is sufficient.

38.
Comment: The Principal Investment Strategies section states that the Fund may invest up to 35% of its net assets in Australia, Canada, France, Japan, Germany or the U.K.  If the Fund invests in any of these countries in an amount that would make it have a principal country focus, the Fund should add a corresponding Principal Risk.

Response: Registrant has added “Country risk” disclosure to the Principal Risks section.

NVIT Multi-Manager Large Cap Growth Fund:

39.	Comment: Please explain how, as described in Principal Investment Strategies section, the allocation by NFA of the Fund assets to the subadvisers reduces

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volatility when the Fund has a high portfolio turnover risk.  Also, please explain this apparent inconsistency in more detail in the Item 9 discussion.  Additionally, please explain how certain Funds have the volatility disclosure in the “Principal Investment Strategies” section but do not have any portfolio turnover risk.

Response: Registrant believes that volatility with respect to the Fund’s NAV and portfolio turnover are unrelated concepts.  Volatility is a concept that measures by how much the value of an investment is likely to fluctuate within a short period of time, or relative to the market in which it normally trades.  As such, this concept is related to investment risk.  Portfolio turnover does not involve price fluctuation, but only how frequently the portfolio manager buys and sells securities.  The risk here is that a fund may have higher transaction-related costs, such as brokerage costs.  A fund with a very low portfolio turnover rate can still be highly volatile if the underlying investments themselves are subject to large and frequent price fluctuations.  Conversely, a portfolio manager may employ frequent trading of portfolio securities as a way of managing down the risks presented by higher volatility.  As such, Registrant does not believe that revising the Item 9 discussion is necessary.  Likewise, lower Fund share volatility may also be achieved through a low portfolio turnover rate, which explains why the volatility disclosure is present without portfolio turnover risk.

NVIT Multi-Manager Large Cap Value Fund:

40.
Comment: In Portfolio Management, please include only the top five portfolio managers with the most significant day-to-day responsibilities.  Registrant may include more portfolio managers in the Item 9 discussion.

Response: Pursuant to Instruction 2 to Item 5(b), a fund that has more than five portfolio managers, a Fund “need only provide information for the five persons with the most responsibility for the day-to-day management of the Fund’s portfolio.” (Emphasis added)  Thus, the Instruction clarifies that a Fund with more than five portfolio managers is permitted to limit the portfolio manager disclosure to just five portfolio managers, but not required to do so.  Also, where the portfolio managers are structured as a team, Registrant may not be able to limit the disclosure to the “top five” since the portfolio managers might share equal responsibilities.  As such, Registrant declines to remove such portfolio managers from the disclosure.

41.
Comment: In the Item 9 discussion, the disclosure indicates that Wellington uses a contrarian approach.  Please confirm that such an approach does not itself create an additional principal risk to the Fund.

Response: Registrant has revised the Item 4 and Item 9 disclosure to include “Contrarian investing risk.”

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NVIT Multi-Manager Mid Cap Value Fund:

42.
Comment: “Thompson, Siegel and Walmsley” appears at the start of the second column in the Portfolio Management section.  Please revise the format so that it does not appear that the subadviser’s name is the start of an additional section.

Response: Revised as requested.

43.
Comment: In the Item 9 discussion, please state specifically how the subadviser uses derivatives, if whether to increase returns, or as part of a hedging strategy.  These appear to be different strategies.

Response: Registrant may use derivatives to substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy.  As such, Registrant declines to revise the disclosure.

44.
Comment: In the Item 9 discussion, the following statement should be revised into Plain English: “TS&W identifies several stocks for further fundamental analysis on a routine basis, and focuses on these stocks and explores numerous catalysts that might affect the outlook of the company.” Also, please consider revising the term “team environment” in the following sentence, “TS&W applies a consistent and disciplined review in a team environment that is designed to encourage critical thinking and analysis for each security considered.”

Response: Registrant has revised the sentence to state, “TS&W identifies several stocks for further fundamental analysis on a routine basis, and explores numerous factors that might affect the outlook of the company.”  Registrant has also removed the sentence that contained the reference to “team environment.”

45.	Comment: In the Item 9 discussion, please explain how the high portfolio turnover rate helps achieve the Fund’s investment objective.

Response: Please see Registrant’s response to Comment 39.  Registrant does not believe that the Fund’s investment objective to provide Fund shareholders with long-term capital appreciation necessarily means that a Fund may not adopt, as a component of its principal investment strategies, active trading of portfolio securities.  The investment objective of the Fund reflects what the Fund hopes that its shareholders will experience by investing in the Fund and, thus, identifies the type of investor that should invest in the Fund.  In this case, the Fund is intended for shareholders that seek appreciation of their capital investment in the Fund over a long-term time horizon.  The investment objective of the Fund is not an indication of how long the Fund will hold portfolio securities or how the Fund intends to reach its investment objective.  Accordingly, we believe it is wholly consistent for the Fund to seek to provide Fund shareholders with long-term

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capital appreciation by, among other things, engaging in active trading of portfolio securities.

NVIT Multi-Manager Small Cap Growth Fund:

46.	Comment: In the Principal Investment Strategies section, please indicate the percent limitation that the Fund may invest in foreign versus domestic securities.

Response: Please see Registrant’s response to Comment 33.

47.
Comment: In the Principal Investment Strategies section, please remove the part of the sentence that states “although such IPOs may not be available for investment by the Fund and the impact of any such IPO would be uncertain,” which is a risk description.  Rather, please explain how IPOs help achieve the investment objective of the Fund.

Response: Registrant has revised the sentence to read, “The Fund may invest without limit in initial public offerings (“IPOs”) of small-cap companies to capitalize on the opportunity for growth.”  Registrant has also revised the risk disclosure to incorporate the description removed from the Principal Investment Strategies section.

NVIT Multi-Manager Small Cap Value Fund:

48.
Comment: In the Principal Investment Strategies section, please include the percent limitations of investments in IPOs and real estate investment trusts.  If the percent limitations in REITs are high, consider emphasizing sub-prime risk.

Response: Please see Registrant’s response to Comment 33.  Further, Registrant has considered the SEC staff’s comment with regard to sub-prime risk, but believes that the current disclosure is sufficient.

NVIT Multi-Manager Small Company Fund:

49.	Comment: In the Principal Investment Strategies section, please explain how NFA decides to allocate assets to subadvisers according to growth versus value strategies.

Response: Registrant believes that there are numerous and varying factors that are involved in NFA’s decision to allocate assets among the different subadvisers.  Registrant believes that providing all the different factors, as well as the reasoning behind such allocation determinations, would overly dilute the prospectus and unnecessarily restrict NFA and the Fund.  As such, Registrant declines to add such additional disclosure into the prospectus.

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50.
Comment: In the Item 9 discussion, please clarify in the following statement of Morgan Stanley’s description of how it invests, “[MSIM] seeks to invest in high quality companies it believes have sustainable competitive advantages and the ability to redeploy capital at high rates of return,” what it means to “redeploy capital.”

Response: Revised as requested.  Registrant has revised the sentence to read “[MSIM] seeks to invest in high quality companies it believes have sustainable competitive advantages and the ability to provide high rates of return.”

SUBADVISED FUNDS PROSPECTUS:

American Century NVIT Multi Cap Value Fund:

51.
Comment: In the second footnote of the Fees and Expenses Table, please state that the contract is a written contract, which parties can terminate the contract, and the circumstances in which the contract may terminated.  The disclosure should match the preceding footnote, as applicable.

Response: Registrant has revised the footnote to indicate that the contract is a written contract.  The footnote as presented otherwise fully and accurately describes the written contract.  The terms of the contract terminate at the end of the period stated and there are not other termination provisions.

52.
Comment: In the Fees and Expenses Table, as this is a new fund, please disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year.  If there are any Acquired Fund Fees and Expenses, please do the same.

Response: Instruction 6 to Item 3 defines a “new fund” as a fund that does not include in “Form N-1A financial statements reporting operating results or that includes financial statements for the Fund’s initial fiscal year reporting operating results for a period of 6 months or less.”  The Fund commenced operations on March 25, 2009 and, as such, is not considered to be a “new fund.”  As such, Registrant declines to revise the disclosure.

53.	Comment: As this is a new fund, please remove the 5-Year and 10-Year Examples.

Response: Please see Registrant’s response to Comment 52.

54.	Comment: In the Portfolio Turnover section, please review Instruction 5 to Item 3 indicating the length of time for the portfolio turnover rate.

Response: Registrant has revised the portfolio turnover rate disclosure to start from the inception date, which is March 25, 2009.

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55.	Comment: In the Performance preamble, as this is a new fund, please indicate that there will be a bar chart and table presented in the future. See Item 4(b)(2)(ii).

Response: Although the Fund is not a new fund, the Fund does not have a full calendar year of performance. Accordingly, the Performance preamble has been revised as follows:

Performance information gives some indication of the risks of an investment in the Fund by comparing the Fund’s performance with a broad measure of market performance.  Performance information is not provided because the Fund did not complete one full calendar year of operations as of the date of this Prospectus.

56.
Comment: In the Principal Investment Strategies section, it is not clear how the Fund achieves its secondary investment objective of “current income.”  If necessary, please revise the Principal Risks as well.

Response: Revised as requested.  Registrant has added the following sentence to the Principal Investment Strategies disclosure, “In order to generate current income, the subadviser also seeks companies that have favorable income-paying histories and for whom income payments are expected to continue or increase.”

Gartmore NVIT Developing Markets Fund:

57.
Comment: Although the investment objective of the Fund is different than the Gartmore NVIT Emerging Markets Fund, the Principal Investment Strategies disclosure reads substantially similar.  Please clarify the differences between the two Funds.

Response: Registrant has updated the Principal Investment Strategies disclosure of the NVIT Developing Markets Fund (formerly, Gartmore NVIT Developing Markets Fund) and NVIT Emerging Markets Fund (formerly, Gartmore NVIT Emerging Markets Fund).  However, the two Funds are managed very similarly and the Registrant believes that the strategies as disclosed are accurate and does not believe it is necessary to disclose the differences between the two Funds.  Registrant believes that the current Item 4 disclosure for each Fund provides an appropriate summary of the Principal Investment Strategies and Principal Risks.

Gartmore NVIT Emerging Markets Fund:

58.
Comment: Please confirm that the investment objective is correct.  The language beginning “by investing primarily in . . .” appears to be part of the Principal Investment Strategies section and may need to be deleted.

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Response: Registrant confirms that the investment objective as currently disclosed is correct.

Gartmore NVIT Worldwide Leaders Fund:

59.
Comment: In the Principal Investment Strategies section, please clarify the following sentence: “unless market conditions are not deemed favorable by the subadviser.”  Please explain what “favorable” means in the disclosure.

Response: Registrant believes that the words “not deemed favorable by the subadviser” is sufficiently clear and accurately reflects the subadviser’s practice and discretionary investment authority pursuant to its subadvisory agreement with NFA and the Registrant.  In other words, many of the criteria that the adviser and subadvisers use are subjective.  Registrant does not believe that further information as to the subadviser’s deliberations is helpful to shareholders in view of the fact that the factors a subadviser determines to be favorable at a particular point in time may change depending on varying market conditions.  As such, Registrant declines to revise the disclosure.

Neuberger Berman NVIT Multi Cap Opportunities Fund:

60.	Comment: Please confirm that the capitalization range of the Russell 1000 Value Index Fund is in the same range as the Fund. If not, please explain why this Index is appropriate.

Response: Registrant confirms that the Russell 1000 Value Index Fund continues to be an appropriate broad-based securities market index.

Templeton NVIT International Value Fund:

61.	Comment: Please confirm that the investment objective of the Fund should include “and/or.” Total returns should include both capital appreciation and current income.

Response: Registrant confirms that the investment objective, as currently disclosed, is correct.

62.
Comment: In the Principal Investment Strategies, the last sentence appears to reserve the right to concentrate.  If the Fund is concentrating, you must disclose the percent amount according to Item 16(c)(1).

Response: Registrant is not reserving the right to concentrate.  The Fund’s fundamental investment restriction with regard to concentration provides that the Fund may not concentrate more than 25% (taken at current value) of the Fund’s

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total assets in the securities of issuers, the principal activities of which are in the same industry. As such, Registrant declines to add a percentage amount.

FIXED-INCOME FUNDS PROSPECTUS:

All Funds:

63.	Comment: In the Principal Risks section, the foreign securities risk is the same disclosure as equity funds. Please tailor such disclosure specifically for debt instruments.

Response: Registrant has reviewed the foreign securities risk disclosure and considered the SEC staff’s comments.  Registrant believes that the current Principal Risks disclosure is sufficient at this time.  Further, Registrant notes that detailed disclosure of foreign government debt securities is discussed specifically in the Item 9 discussion.

AllianceBernstein NVIT Global Fixed Income Fund:

64.	Comment: As this Fund is a “new fund,” please see the prior comments with regard to new funds.

Response: Please see Registrant’s response to Comment 52.

65.
Comment: If the Fund can invest in junk bonds (as it states that the Fund may invest in all fixed-income securities), please indicate so in the Principal Investment Strategies section.  If the Fund may invest in “unrated bonds,” please describe how the Fund determines if an unrated bond is comparable.

Response: Registrant has added a reference that investing in all fixed-income sectors also includes investing in junk bonds.  With regard to unrated bonds, Registrant has added the following sentence, “The Fund’s subadviser conducts a credit assessment of each unrated bond to determine comparability.”

Federated NVIT High Income Bond Fund:

66.	Comment: The Federated NVIT High Income Bond Fund is missing the required Portfolio Turnover section.

Response: Revised as requested.

NVIT Enhanced Income Fund:

67.	Comment: Please confirm that the ML 6-Month T-Bill Index is the primary index. When compared with the Principal Investment Strategies section, it appears that

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the ML 1-Year T-Bill Index would be more appropriate.  The first index should be the primary index.  Please also delete the composite index footnote and include in the narrative information about the additional index (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response: Registrant confirms that the ML 6-Month T-Bill Index and the ML 1-Year T-Bill Index continues to be appropriate broad-based securities market indexes.  The composite index footnote has been deleted and the corresponding disclosure added to the narrative.

NVIT Government Bond Fund:

68.	Comment: Please confirm that the Fund intends to include the telephone number for obtaining the 30-day yield.

Response: Registrant confirms that the number is intended to be included.

69.	Comment: Please reference the full name of the index, “ML US Trsy/Agy Master AAA,” as it is unclear.

Response: Registrant has set forth the full name of the index, which is “BofA Merrill Lynch AAA U.S. Treasury/Agency Master Index.”

NVIT Money Market Fund:

70.	Comment: Please combine the following sentences, “While the Fund seeks to preserve capital . . .” and the “Investments in the fund are not bank deposits . . .”, as required by Form N-1A.

Response: Revised as requested.

71.	Comment: Please confirm that the Fund’s 7-day yield is calculated according to Item 26(a).

Response: Registrant confirms that the calculation of the 7-day yield will be made in accordance with Item 26(a).

INDEX FUNDS PROSPECTUS:

All Funds:

72.	Comment: In the Principal Investment Strategies section, please clarify that the tracking of the Fund will not correspond precisely to that of the index.

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Response: Registrant has reviewed and considered the SEC staff’s comment.  Registrant notes that it believes that tracking of the Fund to that of the index is a concept that is already sufficiently clear in both the Principal Investment Strategies section and the Principal Risks section.

73.	Comment: Certain Principal Risks do not match up with the risks found within the Item 9 discussion.

Response: Revised as requested.  Registrant has reviewed and revised the Funds’ prospectuses to ensure that discussions of principal investment strategies correspond to the discussions of the principal risks.

NVIT Bond Index Fund:

74.	Comment: In the Principal Investment Strategies section, please confirm whether derivatives count towards the 80% requirement.

Response: Registrant confirms that derivatives count towards the 80% requirement.  The Principal Investment Strategies section currently states “[T]he Fund invests at least 80% of its net assets in a statistically selected sampling of bonds and other fixed-income securities that are included in or correlated with the Aggregate Bond Fund, including derivatives linked to that index.”

75.
Comment: In the Principal Risks section, the disclosure in “Index fund risk” states that the Fund does not use defensive strategies.  Please compare this with the Item 9 disclosure, which states that the Fund may use temporary defensive strategies.  Please revise the descriptions accordingly to account for this apparent discrepancy.

Response: Registrant believes that the Principal Risks disclosure and the Item 9 discussion are not inconsistent with each other.  The Item 9 disclosure is “Temporary Investments,” not temporary defensive strategies, which is different than the other NVIT Funds’ disclosure.  The “Temporary Investments” subsection states that the Index Funds will generally be fully invested in accordance with their investment objectives.  However, the Index Funds may invest without limit in cash or money market investments for pending investment of cash balances, or in anticipation of possible redemptions.  The “Index fund risk” states that the Index Funds will not use defensive strategies or otherwise attempt to reduce their exposure to poorly performing securities.  As such, Registrant believes that the current disclosure is sufficient and there is no discrepancy.

76.
Comment: In the Item 9 discussion, please clarify what happens if a debt instrument is downgraded by the rating agency.  In addition, there should also be corresponding disclosure in the Principal Investment Strategies section.

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Response: Registrant believes that the current disclosure is sufficiently clear, “The subadviser monitors any subsequent rating downgrade of a security to consider what action, if any, should be taken.  Downgraded securities are not required to be sold.”  Registrant has added such disclosure to the Item 4 Principal Investment Strategies section.

INVESTOR DESTINATION FUNDS PROSPECTUS:

All Funds:

77.	Comment: Please remove the word “direct” from the “Annual Fund Operating Expenses” subcaption of the Fees and Expenses Table.

Response: Revised as requested.

78.
Comment: The Principal Investment Strategies section of each Fund is substantially the same.  It is difficult for an investor to understand what the Fund invests in except through the Fund’s name.  Please explain why the Aggressive Fund is aggressive.  Revise the Item 9 discussion accordingly.

Response: Registrant has revised the disclosure in the Principal Investment Strategies section and the Item 9 discussion in response to the SEC staff’s comment.  Registrant has attempted to more clearly distinguish the ID Funds disclosure.

79.
Comment: Please explain how the specific allocation for each ID Fund relates to the investment objective.  Please explain the strategy to determine what/how the Fund allocates.  The principal strategy in the last paragraph simply restates the investment objective.  Revise the Item 9 discussion accordingly.

Response: Registrant believes that there are numerous and varying factors that are involved in NFA’s decision to allocate assets among the different Underlying Funds.  Registrant believes that providing all the different factors, as well as the reasoning behind such allocation determinations, would overly dilute the prospectus and unnecessarily restrict NFA and the Fund.  As such, Registrant declines to add such additional disclosure into the prospectus.

80.	Comment: Please add the risks of investing in a fund of funds, which are, among other things, increased expenses.

Response: Revised as requested. Registrant has added the following disclosure:

Fund-of-Funds Structure Risk - there are certain risks associated with a structure whereby the Fund invests primarily in other mutual funds, including that the Fund will indirectly pay a proportional

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share of the fees and expenses of the Underlying Funds in which it invests.

81.
Comment: Please add the risks of the Underlying Funds.  For instance, with the NVIT Investor Destinations Aggressive Fund, there should be concentration, portfolio turnover, and derivatives disclosure.  Please also add a corresponding strategy.

Response: Registrant believes that Item 4 and Item 9 require a summary and discussion of the principal investment strategies and principal risks of each ID Fund, and not necessarily that of the Underlying Funds.  Although in many situations, a principal investment strategy and principal risk of the ID Fund will correspond to that of an Underlying Fund, Registrant believes that this is not certain in all instances given that the ID Funds may have varying levels of asset allocation.  As such, Registrant declines to mechanically add the principal strategies and risks of the Underlying Funds.

82.	Comment: In the Principal Risks section, credit risk, liquidity risk, and prepayment and call risk are risks for some ID Funds and not others. Please add these risks where appropriate.

Response: Revised as requested.

83.	Comment: The following sentence should be clarified, “The Fund is designed for aggressive investors . . .” Please explain in more detail as this is a very relative statement.

Response: Registrant has revised the disclosure. Please see Registrant’s response to Comment 78.

84.
Comment: In the Principal Risks section, the money market risk disclosure is incomplete.  For the NVIT Investor Destinations Moderately Conservative Fund, please add a corresponding Item 9 money market risk disclosure.

Response: The money market risk disclosure has been revised as requested.  Investments in money market instruments are no longer a principal investment strategy/risk of the NVIT Investor Destinations Moderately Conservative Fund, therefore, such references have been removed from the Item 4 disclosure.

NVIT CARDINAL FUNDS PROSPECTUS:

All Funds:

85.	Comment: Registrant should focus on distinguishing between the Cardinal Funds and how the Funds choose to buy and sell securities and corresponding risks.

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Response: Registrant has revised the disclosure in the Principal Investment Strategies and the Item 9 discussion in response to the SEC staff’s comment.  Registrant has attempted to more clearly distinguish the different Cardinal Funds disclosure.

STATEMENTS OF ADDITIONAL INFORMATION:

86.	Comment: The disclosure relating to where to obtain the prospectus should be included on the front cover page of the SAI.

Response: Revised as requested. Registrant has also made the change to each SAI.

87.
Comment: In the Real Estate Investment Trust subsection, please indicate that the Fund pays the fees and expenses of the REITs.  As such, the shareholder will pay those fees.  Also, please state that REITs may decline in market value, not just through market prices, but by the degrees of leverage that they use.

Response: With regard to the Fund paying the fees and expenses of the REITs, Registrant has revised as requested.  Registrant has also made the change to each SAI.  Registrant has reviewed the REIT disclosure and considered the SEC staff’s comment with regard to leverage causing a decline in market value, and it believes that the current disclosure is sufficient.

88.
Comment: In the Warrants subsection, please clarify the following sentence, “warrants acquired by a Fund in units or attached to securities are not subject to these restrictions.”  Please use Plain English.

Response: Registrant has reviewed the Warrant disclosure and considered the SEC staff’s comment, and it believes that the current disclosure is sufficient.

89.	Comment: In the Brady Bonds subsection, please clarify: “Brady Bonds may also be issued in respect of new money being advanced . . .” Please use Plain English.

Response: Registrant has reviewed the Brady Bonds disclosure and considered the SEC staff’s comment, and it believes that the current disclosure is sufficient.

90.	Comment: In the Lower Quality and High Yield Securities section, please put a reference that high yield securities are commonly known as “junk bonds” in the first place that it is referenced.

Response: Revised as requested.

91.	Comment: Please indicate the percentage that the Funds may invest in reverse repurchase agreements and repurchase agreements.

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Response: Registrant believes the current disclosure is sufficient as Item 16 does not require the Registrant to specify the percentage that the Funds may invest in reverse repurchase agreements and repurchase agreements as they are not subject to Item 16(c)(1).

92.
Comment: In the Fundamental Investment Restrictions section, please include the “practically speaking” sentence of the NVIT Enhanced Income Fund of the diversification restriction to the general diversification restriction.

Response: The Fundamental Investment Restrictions section may not be altered without seeking shareholder approval. As such, Registrant has declined to add the SEC staff’s recommendation.

93.	Comment: Registrant is encouraged to present the Fundamental Investment Restrictions section in a clearer format.

Response: Registrant has reviewed the format of the Fundamental Investment Restrictions section and believes that it is sufficiently clear.

94.	Comment: In the Disclosure of Portfolio Holdings section, please add the financial printer to the list of service providers.

Response: The Registrant does not have an ongoing arrangement to distribute information about the portfolio holdings to the financial printer as the financial printer does not receive non-public portfolio holdings information.  As such, Registrant declines to add the financial printer to the list of service providers.

95.	Comment: Please remove the “waiver” language, as discussed previously, in the “Limitation of Fund Expenses” section.

Response: Please see Registrant’s response to Comment 7.

96.	Comment: The description of the compensation structure for portfolio managers is not sufficient. Please see Blackrock, Epoch, and Federated portfolio manager submissions, which are satisfactory.

Response: Please see Registrant’s response to Comment 23.

97.	Comment: For the Potential Conflicts of Interest section, please include actual conflicts of interest.

Response: Please see Registrant’s response to Comment 23.

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Please do not hesitate to contact Peter M. Hong at (202) 419-8429 or Christopher J. Zimmerman at (202) 419-8402, if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Prufesh R. Modhera, Esquire
Christopher J. Zimmerman, Esquire